PHARMACY BUYING ASSOCIATION, INC.
                        1575 N. Universal Ave., Suite 100
                           Kansas City, Missouri 64112
                                 (816) 245-5700

                                                                November 3, 2003

Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

      RE:   WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1
            SEC FILE NO.: 333-99861
            FILING DATE: September 19, 2002

To: Division of Corporation Finance:

      Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Pharmacy Buying Association, Inc. (the "Registrant") to withdraw the Registration Statement on Form S-1, filed by the Registrant on September 19, 2002 (the "Registration Statement").

      No securities were sold in connection with the Registration Statement. The withdrawal is being sought because the Registrant no longer intends to offer or sell any securities in connection with the Registration Statement. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal. If you have any questions, please do not hesitate to contact our securities counsel, Mr. Robert B. Keim, Esq. or Mr. Daniel J. Skomal at Kutak Rock LLP (816) 960-0090.

                                        Very truly yours,

                                        PHARMACY BUYING ASSOCIATION, INC.
                                        a Missouri Corporation


                                        /s/ Nick R. Smock
                                        ---------------------------
                                        By: Nick R. Smock
                                        Its: President and CEO